FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2000


                                BASF Corporation
                                ----------------
                 (Translation of Registrant's Name Into English)

                              Carl Bosch Strasse 38
                              Ludwigshafen, Germany
                                      67056
                              ---------------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes        No  X
                                     ---       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)



Enclosure
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                                                June 30, 2000
                                                P 344e
                                                Diana Weitenkopf
                                                Tel.: ++49 621 60-20732
                                                Fax: ++49 621 60-92693
                                                Mail:diana.weitenkopf@basf.ag.de





BASF to be the largest foreign chemical investor in China:

BASF and Sinopec Verbund site in Nanjing approved by Chinese Government


BASF Aktiengesellschaft and China Petroleum & Chemical Corporation (SINOPEC) have received approval from the Chinese government to jointly construct a Verbund site to manufacture chemicals in Nanjing. The feasibility study report of the project was submitted to the Chinese authorities in May. The Verbund site in Nanjing requires an investment of approximately US$2.6 billion. It will be the first joint venture comprising a world scale steamcracker approved by the Chinese Government.

Dr. Juergen F. Strube, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft, Germany, and Mr. Li Yizhong, Chairman of the Board of Executive Directors of SINOPEC, China, will sign the joint venture contract today, June 30, 2000, in Berlin. Chinese Premier Zhu Rongji and German Chancellor Gerhard Schroder will also attend the ceremony.

BASF and SINOPEC are planning to start the preparations for the construction of the project within this year. The plants are to be expected start-up in 2004/2005.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of EURO 29.5 billion (about

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$29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.



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                                                  June 30, 2000
                                                  P 353-e
                                                  Bernd Gerling
                                                  Communications
                                                  Agriculture
                                                  Phone:    (+49) 621- 60 27212
                                                  Fax:      (+49) 621- 60 27512
                                                  bernd.gerling@basf-ag.de

Green light from the EU Commission

American Cyanamid acquisition by BASF
closed within three months

o    New position in the top three global players

o    R&D pipeline with 15 actives

o    Savings: U.S. $250 million per year


July 1, 2000, will be the closing for BASF AG of Ludwigshafen, Germany, taking over the Cyanamid agricultural products business of American Home Products Corporation (AHP), a company headquartered in Madison, New Jersey. This purchase, the largest acquisition in the corporation's history, doubles BASF's crop protection products business and moves it up into the ranks of the world's top three leading manufacturers of crop protection products. BASF's crop protection sales amounted to U.S. $1.9 billion in 1999. This closure follows approval of the EU Commission. Earlier in June, the waiting period under the Hart-Scott-Rodino pre-merger notification statute expired without any action by the U.S. antitrust agencies.

"With this step, we have consistently expanded our traditional strengths in crop protection, both regionally and from a portfolio viewpoint," says Eggert Voscherau, member of the Board of Executive Directors and responsible for the Health & Nutrition segment, which includes BASF's Crop Protection business.

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Since signing the agreement at the end of March, BASF has moved ahead quickly in planning of the integration, to be ready for the important fall launches in the Northern Hemisphere. "I am very proud that we have managed to implement our ambitious plan within such a short time span, and this fills me with confidence as we tackle the upcoming integration process," states Friedrich Vogel, president of the Crop Protection Division.

In the past few weeks, BASF has defined more than 100 key positions within the new crop-protection business. This puts into place a solid foundation for the further expansion of the global business. Once the purchase has been completed in most countries of the world, BASF will be in a position to work out the details of the strengthened crop protection business. In some countries, the merger will take place in a matter of weeks, in accordance with the local regulatory requirements.

"Our teams will continue to work as thoroughly and quickly as they have been doing so far," says Friedrich Vogel, "so that the new, expanded and very powerful organization will already be up and running in October. Our new team will then, with the same commitment, be able to offer our customers an even more attractive product portfolio."

The future global headquarters of the Crop Protection Division will be Mount Olive, New Jersey. Friedrich Vogel goes on to say, "That way, we will be in a better position to place more emphasis on these strategically important agricultural regions of North and South America."

By integrating the global Cyanamid agricultural products business, BASF is building a crop protection business that will be successful, based on the following decisive factors:

o BASF is taking a leading position in important agricultural markets. Its global presence will be considerably expanded, especially in the significant agricultural markets of North and South America. The well-established position in Europe will be further strengthened.

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o  BASF offers a broad and innovative product portfolio for all major crops and will now also have access to a proven line of insecticides in the future.

o BASF also will have a leading position in herbicides for forest management, native plant species restoration and rights-of-way, in addition to insecticides for urban pest control and public health programs. The company also adds to its portfolio of turf and ornamental products in the U.S., Japan and other countries.

o BASF will develop the combined research pipeline of 15 active ingredients, to be introduced between now and 2006 with a peak sales potential of U.S. $2 billion.

On the basis of the figures for 1999, this joint undertaking would have achieved combined pro-forma sales amounting to U.S. $3.6 billion and income from operations of about U.S. $450 million before nonrecurring items. The acquisition is projected to yield synergies of about U.S. $250 million per year, half of which will be achieved as early as 2001. The augmented product portfolio is expected to provide for additional growth opportunites in several markets.

BASF is a return-focused global company which strives for value-added growth, especially in the sectors of chemistry, health and nutrition as well as oil and gas. The company's product line encompasses high-value-added chemicals, plastics, colorants, dispersions, automotive and industrial coatings, crop protection agents, pharmaceuticals, fine chemicals, oil and gas. The sophisticated integrated-network strategy - the Verbund - is one of BASF's special strengths and it gives the company a decisive competitive edge. With sales of U.S. $29.5 billion in 1999 and 105,000 employees, BASF is one of the world's leading chemical companies. BASF can also be found on the Internet at www.basf.de.

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This press release contains certain forward-looking statements and information relating to BASF Group based on current expectations,estimates and projections of its management and information currently available to the company. These statements reflect the current views of BASF with respect to future events, are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. We do not assume any obligation to update the forward-looking statements contained in this news release.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               BASF Aktiengesellschaft

Date:  July 5, 2000                            By: /s/ Dr. Felix Gress
                                               Name:  Dr. Felix Gress
                                               Title: Director Corporate
                                                      Communications

                                               By:  /s/ Kurt Leidner
                                               Name:  Kurt Leidner
                                               Title: Director Communications -
                                                      Ludwigshafen Site